05035646

UNITED STATES
[S]ECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2001
Estimated average burden Hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44347

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 AND ENDING 12/31/04

MM/DD/YYY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WINSLOW, EVANS & CROCKER, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESSS OF PRINCIPLE PLACE OF BUSINESS: (Do not use P.O. Box No.)

175 FEDERAL STREET

(No. and Street)

SEC MAIL PROCESSING RECEIVED FEB 2 2 2005 WASH, D.C. 162 SECTION

BOSTON	MA	02110
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT MALONEY 617-896-3531

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LARRY D. LIBERFARB, P.C.

(Name – if individual, state first, last, middle name)

11 VANDERBILT AVENUE	NORWOOD	MA	02062
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its properties

PROCESSED MAR 1 1 2005 THOMSON FINANCIAL

FOR OFFICAL USE ONLY

**Claims for exemption from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17-a-8(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.**

OATH OR AFFIRMATION

I, ROBERT MALONEY ,swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WINSLOW, EVANS & CROCKER, INC. , as of 12/31 , 20 04 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principle officer or director has any proprietary interest in any account classified soley as that of A customer, except as follows:

Signature

PRESIDENT

Title

PAUL A MATHESON IV Notary Public COMMONWEALTH OF MA

My Commission Expires - 11/8/2007 - Suffolk Co. - Known Personally - 2/18/2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control requirements Under Rule 15c2-3.
- ☒ (j) A Reconciliation. Including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WINSLOW, EVANS & CROCKER, INC.

AND SUBSIDIARY

FINANCIAL STATEMENTS

DECEMBER 31, 2004

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Independent Auditor's Report

To the Board of Directors of
Winslow, Evans & Crocker, Inc.

We have audited the accompanying consolidated statement of financial condition of Winslow, Evans & Crocker, Inc. and Subsidiary (the Company) as of December 31, 2004 and the related consolidated statements of income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Winslow, Evans & Crocker, Inc., and Subsidiary at December 31, 2004 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Larry D. Liberfarb, P.C.
Norwood, Massachusetts
January 31, 2005

WINSLOW, EVANS & CROCKER, INC. AND SUBSIDIARY
STATEMENT OF FINANCIAL CONDITION
December 31, 2004

ASSETS

Cash	$ 131,077
Deposit with clearing organization	100,000
Receivable from broker-dealers and clearing organizations	522,116
Marketable securities, at market value	376,650
Property and equipment, at cost, less accumulated depreciation of $186,446	247,177
Deferred income tax asset	6,975
Other assets	219,353
	$ 1,603,348

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Securities sold, not yet purchased, at market value	$ 26,050
Payable to broker-dealers and clearing organizations	95,055
Commissions payable	171,663
Accounts payable, accrued expenses, and other liabilities	417,202
	709,970
Stockholders' equity:	
Common stock, no par value, 200,000 shares authorized, 10,101 shares issued and 9,381 shares outstanding	1,309
Additional paid-in capital	900,977
Retained earnings	51,618
Less common stock in treasury, at cost	(60,526)
Total stockholders' equity	893,378
	$ 1,603,348

The accompanying notes are an integral part of these financial statements.

WINSLOW, EVANS & CROCKER, INC. AND SUBSIDIARY
STATEMENT OF INCOME
For the Year Ended December 31, 2004

Revenues:	
Commissions	$ 6,304,171
Principal transactions	130,607
Interest and dividends	37,368
	6,472,146
Expenses:	
Employee compensation and benefits	1,384,179
Floor brokerage, exchange and clearance fees	3,776,906
Interest	4,742
Occupancy	246,792
Other expenses	1,146,063
	6,558,682
Loss before income taxes	(86,536)
Provision (benefit) for income taxes	(12,339)
Net loss	$ (74,197)

The accompanying notes are an integral part of these financial statements.

WINSLOW, EVANS & CROCKER, INC. AND SUBSIDIARY
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2004

	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Total
Balance at January 1, 2004	$ 1,296	$ 850,990	$ 125,815	$ (50,000)	$ 928,101
Proceeds from issuance of common stock	13	49,987			50,000
Net loss			(74,197)		(74,197)
Purchase of common shares for treasury				(10,526)	(10,526)
Balance at December 31, 2004	$ 1,309	$ 900,977	$ 51,618	$ (60,526)	$ 893,378

The accompanying notes are an integral part of these financial statements.

WINSLOW, EVANS & CROCKER, INC. AND SUBSIDIARY
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2004

Cash flows from operating activities:	
Net loss	$ (74,197)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	58,435
Decrease in deposit with clearing organizations	20,000
Increase in receivable from broker-dealers	(62,926)
Decrease in marketable securities	192,394
Increase in deferred income taxes	(6,975)
Increase in other assets	(68,292)
Increase in securities sold, not yet purchased	26,050
Decrease in payable to broker-dealers and clearing organizations	(128,324)
Decrease in commissions payable	(7,421)
Decrease in income taxes payable	(9,949)
Decrease in deferred income taxes payable	(7,525)
Increase in accounts payable, accrued expenses, and other liabilities	214,666
Total adjustments	220,133
Net cash provided by operating activities	145,936
Cash flows from investing activities	
Purchase of property and equipment	(241,598)
Cash flows from financing activities	
Proceeds from issuance of common stock	50,000
Purchase of common stock for treasury	(10,526)
Total cash flow provided by financing activities	39,474
Decrease in cash	(56,188)
Cash at January 1, 2004	187,265
Cash at December 31, 2004	$ 131,077

Disclosure of accounting policy:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

WINSLOW, EVANS & CROCKER, INC. AND SUBSIDIARY

Notes To Consolidated Financial Statements

December 31, 2004

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company is a Massachusetts corporation.

The Subsidiary is engaged in the sale of life insurance products. It has an insurance license issued by the Commonwealth of Massachusetts. The Subsidiary is also a Massachusetts corporation.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements include the accounts of the Company and it's wholly-owned subsidiary. The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment banking, and investment advisory businesses. All material intercompany balances and transactions are eliminated in consolidation.

Securities Transactions and Revenue Recognition

The Company's customers' securities transactions are recorded on the settlement date basis. The related commission income and expenses are also recorded on the settlement date basis.

The Subsidiary earns commissions from the sale of insurance policies. Commission revenue is recognized as commissions are received.

Marketable Securities

Marketable securities are valued at market, cost is determined on the specific identification method, realized and unrealized gains and losses for trading securities are reflected in revenue. At December 31, 2004 there was an unrealized gain of $3,498.

Depreciation

Depreciation is provided on an accelerated basis using estimated lives of five to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Income Taxes

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expense or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.

NOTE 3 - NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c-3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed15 to 1. The Company had net capital of $375,882 which was $275,882 in excess of its required net capital of $100,000. The Company's net capital ratio was 1.61 to 1.

NOTE 4 – OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company's customers' securities transactions are introduced on a fully disclosed basis with another clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and are responsible for execution, collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

The Company is engaged in various trading and brokerage activities whose counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

The Company maintains cash in bank accounts in excess of the established limit insured by the Federal Deposit Insurance Corporation. (FDIC).

NOTE 5 – EMPLOYEE BENEFITS

The Company has a 401(k) savings plan, which covers all employees meeting minimum age and service requirements. The Company at its discretion may match employee contributions to the plan. For the year ending December 31, 2004, the Company's matching contribution amounted to $23,334.

NOTE 6 – INCOME TAXES

Deferred income taxes (benefits) are provided for temporary differences existing in the recognition of unrealized gains and losses on investments for tax and financial statement purposes, as well as for net operating loss carryforwards.

Income tax expense (benefit) consisted of the following:

Taxes currently payable:	
Federal	$ 51
State	2,110
Total	2,161
Deferred tax expense (benefit)	
Federal	(8,700)
State	(5,800)
Total	(14,500)
Income tax expense (benefit)	$(12,339)

NOTE 7 – RECEIVABLE FROM BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from broker-dealers and clearing organizations at December 31, 2004, consist of the following:

Cash in various accounts held at clearing brokers	$ 255,014
Commissions receivable	267,102
	$ 522,116

NOTE 8 – PROPERY AND EQUIPMENT

As of December 31, 2004 major classes of property and equipment consisted of the following:

Computer equipment	$ 148,854
Furniture and fixtures	246,801
Leasehold Improvements	37,968
	433,623
Less: Accumulated depreciation	186,446
	$ 247,177

Depreciation expense for 2004 was $58,435.

NOTE 9 – LONG TERM LEASES

The Company leases office space at the rate of $39,627 per month. The leases expire between January 2009 and January 2015. The leases also have clauses for the Company to pay for excess operating expenses. Rent expense for 2004 was $240,234.

Future minimum lease payments for non-cancelable operating leases at December 31, 2004 are as follows...

Year ended December 31,	
2005	$ 332,822
2006	378,737
2007	475,524
2008	475,524
2009	450,713
Thereafter	2,591,463
	$4,704,783

NOTE 10 – ADDITIONAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid during the year for:

Interest	$ 4,742
Income Taxes	$ 20,914

WINSLOW, EVANS & CROCKER, INC.

AND SUBSIDIARY

SUPPLEMENTARY SCHEDULES

DECEMBER 31, 2004

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Independent Auditor's Report on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

To the Board of Directors of
Winslow, Evans & Crocker, Inc.

We have audited the accompanying consolidated financial statements of Winslow, Evans & Crocker, Inc. and Subsidiary as of and for the year ended December 31, 2004, and have issued our report thereon dated January 31, 2005. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Larry D. Liberfarb, P.C.

Norwood, Massachusetts
January 31, 2005

SCHEDULE I
WINSLOW, EVANS & CROCKER, INC., AND SUBSIDIARY
COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2004

Aggregate indebtedness:	
Payable to broker-dealers and clearing organizations	$ 14,467
Commissions payable	171,667
Accounts payable, accrued expenses	417,198
Total aggregate indebtedness	$ 603,332
Net captial:	
Common stock	$ 1,309
Additional paid-in capital	900,977
Retained earnings	51,618
Treasury stock	(60,526)
	893,378
Adjustments to net capital:	
Deferred income tax asset	(6,975)
Other assets	(219,353)
Furniture and equipment, net	(247,177)
Haircuts	(43,991)
Net capital, as defined	$ 375,882
Net capital requirment	$ 100,000
Net capital in excess of requirements	$ 275,882
Ratio of aggregate indebtedness to net capital	160.51%
Reconciliation with the Company's computation (included in Part II of Form X-17A-5) as of December 31, 2004	
Net capital, as reported in the Company's Part II A (unaudited)	
Focus Report	$ 364,855
Net audit adjustments	17,121
Increase in non-allowables and haircuts	(6,094)
Net capital per above	$ 375,882

SCHEDULE II

WINSLOW, EVANS & CROCKER, INC. AND SUBSIDIARY

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15C3-3 OF THE SECURITIES EXCHANGE ACT OF 1944

DECEMBER 31, 2004

The Company is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Independent Auditor's Report on Internal Control Required by Rule 17a-5

To the Board of Directors of
Winslow, Evans & Crocker, Inc.

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Winslow, Evans & Crocker, Inc. and Subsidiary (the Company), for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customers securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).

2. Making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are

to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objective of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations on internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projections of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Larry D. Liberfarb, P.C.

Larry D. Liberfarb, P.C.
Norwood, Massachusetts
January 31, 2005